AMER GROUP PLC

INTERIM RESULTS FOR THE PERIOD JANUARY TO 30 SEPTEMBER 2001

- In the period January – September 2001, Amer Group's net sales increased by 5% at EUR 855.3 million (2000: EUR 818.0 million).
- Operating profit was up 6% at EUR 81.6 million (2000: EUR 76.7 million).
- Profit before extraordinary items was up 15% at EUR 73.8 million (2000: EUR 63.9 million).
- Earnings per share were EUR 2.40 (2000: EUR 2.23).
- Despite the increased uncertainty of the market situation, there are possibilities for the Group to achieve an operating profit in line with last year's good level for the 2001 financial year as a whole.


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AMER SPORTS

Wilson SUUNTO ATOMIC

Q3 NET SALES AND RESULTS

The Group's consolidated net sales and operating profit were in line with expectations. In Winter Sports, the peak season of deliveries to the trade started earlier than usual. Consequently September was a record month.

In the golf business, the season was coming to an end. Sales and profitability decreased compared to last year. Wilson lost some of its market share in the extremely competitive golf ball market.

Quarterly breakdowns of net sales and operating profits are presented at the end of this report.

9 MONTHS NET SALES AND RESULTS

During the January – September period the Group's consolidated net sales rose 5% to EUR 855.3 million (2000: EUR 818.0 million). Operating profit was up 6% at EUR 81.6 million (2000: 76.7 million). Profit before extraordinary items and taxes increased by 15% to EUR 73.8 million compared to EUR 63.9 million in 2000. Operating profit included a gain of USD 8 million due to the settlement of certain patent infringement lawsuits in the US.

Wilson's net sales were in line with those of last year. Operating profit decreased by 10% due to a significant decrease in the Golf Division's profitability. The Team Sports Division's net sales and operating profit improved. The Racquet Division's net sales remained flat and operating profit decreased slightly compared to last year.

Atomic's net sales grew by 21% and operating profit increased by 16%. Sales of alpine skis grew by 14% and sales of boots almost doubled. Binding sales grew by 24%.

Suunto's outdoor and sports instruments sales increased by 23% and operating profit rose by 27%. The strongest growth in sales was in wristop computers, diving instruments and diving and water sports suits.

Amer Tobacco's net sales increased by 12% and operating profit by 9% compared to the corresponding period in 2000.

The Teletekno business was divested at the end of March 2001.

CAPITAL EXPENDITURE

The Group's gross capital expenditure amounted to EUR 16.8 million.

R&D

A total of EUR 17.2 million was invested in research and development, representing 2.0% of net sales in the period.

FINANCE

In the period January – September, the Group's net financing expenses totalled EUR 7.8 million (2000: EUR 12.8 million).

During the third quarter, the equity ratio increased from 46.7% as at 30 June 2001 to 49.9% as at 30 September 2001 (47.4% as at 31 December 2000), while gearing decreased from 36% to 26% (35% as at 31 December 2000).

The Group's net debt decreased by EUR 40.9 million during the third quarter, totalling EUR 115.4 million at the period end, compared to EUR 154.6 million as at 31 December 2000. Liquid assets amounted to EUR 20.0 million at the period end.

In March the Group signed a EUR 100 million domestic commercial paper programme.

PERSONNEL

The Group employed 3,862 people at the end of the period under review compared to 4,327 at the year-end 2000 and an average of 4,039 during the period. A total of 1,507 were employed in the US, 687 in Finland, 641 in Austria and 1,027 in the Rest of the World.

SHARES AND SHAREHOLDERS

A total of 58.3% of Amer Group Plc's shares in issue were traded during the period under review; approximately 9.7 million were traded on the Helsinki Exchanges and approximately 4.5 million on the London Stock Exchange, totalling 14.2 million shares.

The share price low in Helsinki was EUR 21.00, the high EUR 29.00 and the average EUR 25.43. The share price peaked in June.

There were 10,655 registered shareholders at the end of September. Nominees accounted for 51% of the shares in issue at the period end.

The Company's market capitalisation excluding the repurchased shares stood at EUR 529 million as at 30 September 2001.

Following a resolution approved by Amer Group Plc's Annual General Meeting on 7 March 2001, the Company cancelled 633,000 of its own shares that it had repurchased.

During the period under review, a total of 1,075,800 of its own shares were acquired by the Company at a cost of EUR 27.7 million, with the average price being EUR 25.77 per share. The accounted counter-value of the repurchased shares totalled EUR 4,303,200. At the end of September, the Company held 884,600 of its own shares representing 3.7% of the Company's shares and votes. The repurchase of these shares has not had any significant impact on the breakdown of shareholdings and votes in the Company.

A total of 38,400 Amer Group Plc shares were subscribed for on the basis of the 1998 A warrants. The corresponding increase in the Company's share capital amounted to EUR 153,600. As a result, Amer Group Plc's share capital totalled EUR 96,463,680 and the total number of shares in issue was 24,115,920 at the end of September.

Amer Group Plc's A warrants of its stock option plan were introduced to the main list of the Helsinki Exchanges in June.

In August, following a resolution at the AGM in March, 15,778 shares which had

not been transferred to the book-entry system were sold on behalf of their owners.

At the end of the period the Board of Directors had no share issue authorisation outstanding.

DIVISIONAL HIGHLIGHTS

GOLF

The Golf Division's net sales decreased by 6%. Its operating profit declined significantly.

In the first half of the year, the golf equipment market declined in the US, England and Japan but started to normalise during the summer. At the end of August rounds played in the US were 2.5% lower than the previous year's level. Wilson's total golf equipment sales have decreased in the US and Japan, whereas sales have increased in Europe. Wilson has lost some of its share in the extremely competitive golf ball market, whereas it's share of the golf clubs remained the same.

The Wilson Deep Red driver launched in January has been selling well. In June, Wilson launched new Deep Red irons, the Deep Red 365 driver, Deep Red fairway woods and Wilson Staff golf balls with shipments commencing in September.

Due to the seasonality of the golf business sales in Q4 will not have any significant impact on sales for the year as a whole, and the impact of cost cuttings will only be seen in full in 2002. The Golf Division's net sales for the financial year 2001 will decrease and consequently its performance will be significantly below last year's level.

RACQUET SPORTS

The Racquet Sports Division's net sales were flat compared to last year. Operating profit decreased slightly due to reduced sales of high price point products. In addition, getting production up to full speed in the Thai sub-contracting factory has taken longer than planned.

Demand for tennis equipment continued to decline in the US, Germany and Japan. Wilson maintained its position as No. 1 tennis brand. Shipments of the new Triad tennis racquets (Triad Hammer 2.0, 3.0, 4.0 and 5.0) launched in Q3 started globally in July, and sell in to the trade and sell through to consumers has been strong.

The new Double Core tennis balls, shipments of which started in the US in August, have been selling as expected. Shipments will start in Europe in November and in Japan in January 2002. Production capacity of Wilson tennis balls will be increased by the year-end.

The Racquet Division's net sales and operating profit for the year as a whole are expected to decrease slightly compared to last year.

TEAM SPORTS

The Team Sports Division continued to develop positively. Net sales grew by 12% and its operating profit improved. Market shares increased in all product categories.

The US basketball and American football markets were flat compared to last year, while the baseball and apparel markets declined.

Wilson's baseball and softball bat sales increased significantly when DeMarini's sales are consolidated with Wilson in the whole period under review. Bat sales increased by 17%, baseball sales by 6% and basketball sales by 5%. The company introduced several new baseball gloves and extended the DeMarini softball bat range.

The team sports market is expected to remain flat or decline slightly this year. The Team Sports Division's net sales and operating profit are expected to increase compared to last year.

WINTER SPORTS

Atomic's net sales grew to a new record level with an increase of 21% compared to the same period in 2000. Last year's record level of shipments in September was easily surpassed due to a high order book and the trade's demand for early shipments. Operating profit increased by 16%. Alpine ski sales rose by 6% in volume and 14% in value, reflecting the continuing trend towards high performance products. Ski boot sales almost doubled and binding sales increased by 24%.

Atomic has taken full advantage of the new Austrian logistics centre which commenced operations in late April. All shipments to the main European markets are now being made directly from Altenmarkt.

Atomic has increased its investment in R&D and marketing. A new R&D centre will be in operation in Altenmarkt by the year-end.

Globally, the market for winter sports equipment is expected to remain similar to last year's level.

Atomic is expected to increase its net sales by more than 10% compared to last year, and its market shares are also expected to increase. Operating profit is likely to reach last year's level, even with the increased investments in R&D and marketing.

OUTDOOR AND SPORTS INSTRUMENTS

Suunto's net sales increased by 23% compared to last year. The biggest growth was seen in wristop computers (37%), diving instruments (29%) and diving and water sports suits (22%).

Operating profit grew by 27% compared to last year despite the continuing strong investment in R&D and marketing. The main contributors to the growth were increased sales of wristop computers and diving instruments.

In Q3, shipments of the Suunto Observer wristop computer and the Suunto Mosquito diving computer launched earlier this year continued their roll-out into new markets.

In September the company revealed its new concept: "Suunto – Replacing Luck". The concept will form the basis of its

strategic marketing communications and product development. The aim of the Replacing Luck concept is to convey the Suunto product philosophy. A Suunto sports instrument will help users to improve their performance.

The general instability and the economic situation are likely to dampen sales of diving instruments due to the fact that the diving industry as a whole is highly dependent on tourism and travel. The outlook for other Suunto product lines is stable.

In Q4 sales growth is expected to slow down. Operating profit for the year as a whole is expected to increase compared to last year.

AMER TOBACCO

Amer Tobacco's net sales grew by 12% as a result of increased sales volumes and price increases earlier in the year. Operating profit was up 9% although growth in operating profit was held back by increased raw material costs due to the high US dollar. In addition, sales growth was dominated by lower price point products. Amer Tobacco's market position continued to strengthen. Cigarette sales grew by 5% and cigar sales tripled to 34 million pieces. Wings, a new cigar launched early this year has been well received.

In the fourth quarter, net sales are expected to grow but at a slower rate than earlier in the year. Operating profit is expected to increase compared to last year.

2001 PROSPECTS

Despite the weakened economic outlook, the Group's operating profit for the financial year 2001 is expected to reach last year's good level. The terrorist attack on 11 September and subsequent events have not only increased the general uncertainty in the global market place but also amongst the sporting goods retailers, although at this stage it is too early to forecast the trend of consumer demand in 2002. However, Amer Group's strong portfolio of sports and its geographic diversification are expected to provide balance to the Group's operations.

KEY DEVELOPMENTS SINCE THE END OF THE THIRD INTERIM PERIOD END

During October, the Company acquired a total of 9,200 of its own shares at a cost of EUR 0.2 million, with the average price being EUR 23.08 per share. The accounted counter-value of the shares was EUR 36,800.

Helsinki 1 November 2001

AMER GROUP PLC
Board of Directors

All forecasts and estimates mentioned in this report are based on management's current judgement of the economic environment and the actual results may be significantly different.

Amer Group's 2001 results will be published on 7 February 2002. The Annual General Meeting will be held on 21 March 2002.

EUR million Unaudited	Jan-Sept 2001	Jan-Sept 2000	Change	July-Sept 2001	July-Sept 2000	Change	Jan-Dec 2000
CONSOLIDATED RESULTS			%			%	
NET SALES	855.3	818.0	5	304.5	286.3	6	1,086.6
Depreciation	25.6	27.4		8.4	10.1		38.8
OPERATING PROFIT	81.6	76.7	6	33.7	35.5	-5	94.9
Net financing expenses	-7.8	-12.8		-1.9	-4.2		-17.4
PROFIT BEFORE EXTRAORDINARY ITEMS	73.8	63.9	15	31.8	31.3	2	77.5
Extraordinary items	-	-		-	-		-
PROFIT BEFORE TAXES	73.8	63.9		31.8	31.3		77.5
Taxes	-16.9	-9.6		-7.2	-4.6		-11.6
Minority interest	0.0	0.0		0.0	0.0		-0.1
PROFIT	56.9	54.3		24.6	26.7		65.8
Earnings per share, EUR	2.40	2.23		1.05	1.09		2.70
Adjusted average number of shares in issue, million	23.7	24.3		23.4	24.3		24.3
Equity per share, EUR	18.49	17.25					17.51
ROCE, % *)	16.8	16.6					16.1
ROE, %	17.3	17.9					16.1
Average rates used: EUR 1.00 = USD	0.89	0.94		0.89	0.94		0.92
AVERAGE PERSONNEL	4,039	4,411					4,379

*) 12 months rolling average

The relative proportion of the estimated tax charge for the full financial year has been charged against the results for the period.

In financial ratios shareholders' equity and number of shares exclude own shares.

EUR million Unaudited	Jan-Sept 2001	Jan-Sept 2000	Change	July-Sept 2001	July-Sept 2000	Change	Jan-Dec 2000
NET SALES BY DIVISION							
Golf	197.9	211.5	-6	47.5	52.8	-10	257.5
Racquet Sports	216.6	213.3	2	73.1	70.2	4	264.7
Team Sports	162.8	145.3	12	45.6	41.7	9	194.1
Winter Sports	131.1	108.3	21	91.6	74.3	23	177.0
Outdoor and sports instruments	61.3	50.0	23	18.4	14.8	24	70.2
Amer Tobacco	77.8	69.3	12	28.3	26.3	8	95.4
	847.5	797.7	6	304.5	280.1	9	1,058.9
Sold operations	7.8	20.3		-	6.2		27.7
Total	855.3	818.0	5	304.5	286.3	6	1,086.6
BREAKDOWN OF OPERATING PROFIT							
Wilson	46.4	51.6	-10	7.0	10.9	-36	55.4
Winter Sports	23.4	20.2	16	28.4	22.3	27	38.3
Outdoor and sports instruments	7.9	6.2	27	2.3	1.0		8.2
Amer Tobacco	7.5	6.9	9	2.6	2.3	13	9.3
Headquarters	2.7	-2.9		-4.3	1.0		-8.8
Group goodwill	-7.0	-7.1		-2.3	-2.4		-9.6
	80.9	74.9	8	33.7	35.1	-4	92.8
Sold operations	0.7	1.8		-	0.4		2.1
Total	81.6	76.7	6	33.7	35.5	-5	94.9
GEOGRAPHIC BREAKDOWN OF NET SALES							
North America	459.1	435.2	5	140.4	131.3	7	558.0
Finland	84.8	84.3	1	28.6	30.9	-7	118.7
Rest of Europe	200.2	188.9	6	91.8	81.8	12	266.4
Japan	50.4	56.0	-10	20.3	21.9	-7	68.2
Asia Pacific	28.0	24.8	13	10.6	8.4	26	30.9
Other	32.8	28.8	14	12.8	12.0	7	44.4
Total	855.3	818.0	5	304.5	286.3	6	1,086.6

EUR million - Unaudited	Jan-Sept 2001	Jan-Sept 2000	Jan-Dec 2000
CONSOLIDATED CASH FLOW STATEMENT			
Net cash from operating activities	72.5	62.9	74.7
Net cash from investing activities	16.1	-32.8	-41.9
Net cash from financing activities	-108.9	-51.8	-63.9
Net increase/decrease in cash and cash equivalents	-20.3	-21.7	-31.1
Cash and cash equivalents at 1 Jan	40.3	72.4	71.7
Cash and cash equivalents at 30 September/31 December	20.0	50.7	40.6

CONSOLIDATED BALANCE SHEET	30 Sept 2001	30 Sept 2000	31 Dec 2000
Assets			
Goodwill	202.7	234.1	222.1
Other intangible fixed assets	20.1	19.5	20.9
Tangible fixed assets	148.4	152.0	154.6
Long-term investments	56.4	38.2	51.0
Inventories and work in progress	154.9	155.4	161.3
Receivables	303.8	290.7	282.0
Marketable securities	-	17.9	14.5
Cash and cash equivalents	20.0	32.8	26.1
Assets	906.3	940.6	932.5
Shareholders' equity and liabilities			
Shareholders' equity	452.5	419.6	437.8
Minority interest	10.9	4.5	11.0
Provision for contingent losses	2.7	3.1	4.4
Long-term interest-bearing liabilities	81.6	135.0	127.6
Other long-term liabilities	29.2	35.8	27.2
Short-term interest-bearing liabilities	53.8	89.2	67.6
Other short-term liabilities	275.6	253.4	256.9
Shareholders' equity and liabilities	906.3	940.6	932.5
Equity ratio	49.9%	45.1%	47.4%
Gearing	26%	41%	35%
EUR 1.00 = USD	0.91	0.88	0.93

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED	30 Sept 2001	30 Sept 2000	31 Dec 2000
Charges on assets	-	16.8	9.1
Mortgages pledged	16.8	19.3	19.0
Guarantees	0.1	1.4	1.4
Liabilities for leasing and rental agreements	50.9	53.5	54.8
Other liabilities	35.1	48.4	41.7

There are no guarantees or contingencies given for the management of the company, the shareholders or the associated companies.

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS			
Foreign exchange forward contracts	353.1	355.3	310.8
Forward rate agreements	49.6	-	0.0

QUARTERLY BREAKDOWNS

EUR million	III 2001	II 2001	I 2001	IV 2000	III 2000	II 2000	I 2000	IV 1999
NET SALES								
Golf	47.5	89.9	60.5	46.0	52.8	89.3	69.4	38.1
Racquet	73.1	74.1	69.4	51.4	70.2	71.5	71.6	45.9
Team Sports	45.6	49.1	68.1	48.8	41.7	44.4	59.2	35.8
Wilson total	166.2	213.1	198.0	146.2	164.7	205.2	200.2	119.8
Atomic	91.6	11.1	28.4	68.7	74.3	9.4	24.6	60.6
Suunto	18.4	23.0	19.9	20.2	14.8	18.9	16.3	-
Amer Tobacco	28.3	27.3	22.2	26.1	26.3	24.4	18.6	23.7
Teletekno	-	0.1	7.7	7.4	6.2	7.5	6.6	-
Total	304.5	274.6	276.2	268.6	286.3	265.4	266.3	204.1

EUR million	III 2001	II 2001	I 2001	IV 2000	III 2000	II 2000	I 2000	IV 1999
OPERATING PROFIT								
Wilson	7.0	26.1	13.3	3.8	10.9	26.2	14.5	2.4
Atomic	28.4	-5.2	0.2	18.1	22.3	-3.0	0.9	14.7
Suunto	2.3	3.2	2.4	2.0	1.0	3.5	1.7	-
Amer Tobacco	2.6	2.9	2.0	2.4	2.3	3.5	1.1	2.4
Teletekno	-	-0.1	0.8	0.3	0.4	1.0	0.4	-
Headquarters	-4.3	8.9	-1.9	-5.9	1.0	-1.8	-2.1	-2.8
Group goodwill	-2.3	-2.3	-2.4	-2.5	-2.4	-2.4	-2.3	-0.9
Total	33.7	33.5	14.4	18.2	35.5	27.0	14.2	15.8

AMER GROUP PLC
MÄKELÄNKATU 91, FIN-00610 HELSINKI
P.O. BOX 130, FIN-00601 HELSINKI
TELEPHONE +358 9 7257 800
FACSIMILE +358 9 7257 8200
WWW.AMERSPORTS.COM

DOMICILE HELSINKI
TRADE REGISTER NO. 116.698